November 17, 2016

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Lyn Shenk, Branch Chief, Office of Transportation and Leisure

Re:	The Providence Service Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 11, 2016
Form 8-K
Filed August 1, 2016
File No. 001-34221

Dear Mr. Shenk:

The following information and comments are submitted in response to the letter dated September 16, 2016 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “Commission”) to The Providence Service Corporation (the “Company”), setting forth the comments of the Commission staff (the “Staff”) on the Form 10-K filed by the Company on March 11, 2016 (the “2015 Form 10-K”) and the Form 8-K furnished by the Company on August 1, 2016 (the “Form 8-K”).

The headings and numbered paragraphs below correspond to those set forth in the Comment Letter. The Staff’s comment is set forth in bold, followed by the Company’s response to the comment.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Results of Operations

1.

Please quantify each of the cited factors that contributed to material changes in revenues between periods. See Item 303(a)(3)(iii) of Regulation S-K and section 501.04 of the staff’s Codification of Financial Reporting Releases for guidance.

Response: The Company notes the Staff’s comment and will quantify the factors that contributed to material changes in revenues between periods in the Results of Operations portion of Management’s Discussion and Analysis of Financial Condition and Results of Operations in its future periodic reports filed with the Commission. Since receiving the Comment Letter, the Company filed its quarterly report on Form 10-Q for the period ended September 30, 2016 on November 9, 2016. Under Results of Operations within Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company quantified the impact of the material drivers of the Company’s revenues between periods, with a focus on its NET Services segment, which accounted for the significant changes in revenues, excluding the effects of changes in currency exchange rates. The changes in revenues in the Company’s other reporting segment—WD Services—were immaterial on a consolidated basis for the periods presented, after excluding the effects of changes in currency exchange rates.

700 Canal Street, Third Floor ● Stamford, Connecticut 06902 ● 203/307.2800 ● www.prscholdings.com

Note 23: Segments, page 113

2.

You disclose that in prior periods all corporate direct and indirect costs were allocated to the reporting segments. In fiscal 2015 you changed your segment reporting method to now report corporate direct and indirect costs separately, with an allocation of only direct expenses incurred by corporate on behalf of the segments. Please disclose the reason for the change as well as discuss the impact the change had on operating income (loss) for each segment. See ASC 280-10-29(b) and (d).

Response: As disclosed in the 2015 Form 10-K, as of the date of such filing, the Company had three reportable and operating segments: NET Services, WD Services, and HA Services. The Company’s segments reflect how the Company’s chief operating decision maker (“CODM”) manages the Company, makes operating decisions and evaluates operating performance.

The operating results of the Company’s segments include revenue and expenses incurred by each segment, as well as an allocation of direct expenses incurred by its corporate division (“Corporate”) on behalf of each segment which relate directly to the operations of such segment, including insurance through company-wide programs. Indirect expenses, which do not relate directly to the operations of the segments and are retained by Corporate, including executive compensation, finance, human resources, information technology and legal, as well as the results of the Company’s captive insurance company (the “Captive”) and elimination entries recorded in consolidation, are reflected in Corporate and Other.

Prior to fiscal 2015, the Company reported its segment activities under a full absorption method, where all corporate direct and indirect costs were allocated to the reporting segments. In fiscal 2015, the decision was made by the CODM to retain indirect costs at Corporate because the operating segments have no ability to control or manage these costs and the costs have no direct relationship to the revenue earned or operating costs incurred by the segment. In addition, the amount of direct expense incurred by Corporate on behalf of the segments was limited, as each of the Company’s segments operated and continue to operate with their own infrastructure, workforce and processes, which further supported retaining indirect costs at Corporate rather than allocating all Corporate costs to the segments. The separate reporting of indirect costs within Corporate and Other also allows the CODM to better track and manage these costs and allows the Company’s shareholders greater transparency into the costs associated with revenue generation and administration of the Company.

To reflect the change in how the CODM managed the Company’s businesses, the segment results for the years ended December 31, 2014 and 2013 were recast in the Company’s 2015 Form 10-K (as compared with the Company’s prior filings) to reflect the current management of the segments. The Company will include the impact of the change on operating income (loss) for each segment for the year ended December 31, 2014 in the segment disclosure in its Form 10-K for the year ending December 31, 2016.

Form 8-K Filed August 1, 2016

Non-GAAP Financial Measures and Adjustments

3.

You state that your non-GAAP measures exclude certain expenses because you believe the timing of such expenses, in part, are not driven by your core operating results. Please explain what your core operating results consist of and why the excluded expenses are not representative of your core operations.

Response: As noted in the Form 8-K, the Company supplements its GAAP disclosures with certain non-GAAP measures, which are utilized by management in assessing the performance of the Company and allocating resources. The Company utilizes these non-GAAP performance measures, which exclude certain expenses and amounts, because it believes the timing of such expenses is unpredictable and not driven by the Company’s core operating results, and therefore render comparisons between periods as well as with other companies in the Company’s industry less meaningful. The Company believes such measures allow investors to gain a better understanding of the factors and trends affecting the ongoing operations of its business. The Company considers its core operations to be the ongoing activities to provide services from which it earns revenue, including direct operating costs and indirect costs to support these activities.

Since receiving the Comment Letter, the Company has supplemented its disclosure to enhance the description of core operations. In the Company’s press release announcing its financial results for the quarter ended September 30, 2016 (the “Q3 2016 Earnings Release”), a copy of which was furnished as Exhibit 99.1 to the Current Report on Form 8-K, dated November 8, 2016, the Company described what its core operating results consist of.

The Company believes that the expenses or benefits excluded from its non-GAAP measures are not representative of its core operations. For example, the Company believes that expenses unrelated to the performance of its operating subsidiaries and incurred by Corporate, such as defense costs for a putative stockholder class action derivative complaint, do not constitute the Company’s core operating results. In addition, the Company believes that expenses related to certain events, such as separation costs for former executives and costs related to transactions, restructuring and impairments, or the gains and losses associated with foreign currency translations are not reflective of the performance of its ongoing core operations. Lastly, earnings in equity investees are not considered part of the Company’s core operations because the Company does not have the ability to manage these ventures, allocate resources within the ventures, or directly control their operations or performance.

Reconciliation of Non-GAAP Financial Measure, page 8

4.

You disclose that you believe the non-GAAP measures presented, including Adjusted EPS, allow investors to gain a better understanding of the factors and trends affecting the ongoing cash earnings capabilities of your business for which capital investments are made and debt is serviced. From this it appears the non-GAAP measures are intended to be measures of liquidity. Presenting non-GAAP liquidity measures on a per share basis is not consistent with 102.05 of staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please review this guidance when preparing your next earnings release.

Response: The Company acknowledges the Staff’s comment and will clarify in future filings that its measures of Adjusted Net Income and Adjusted EPS are performance measures that are utilized by management to assess the performance of operations and to facilitate a comparison of the Company’s operating performance on a consistent basis from period-to-period, thereby providing a more complete understanding of the factors and trends affecting its business. Specifically, Adjusted Net Income and Adjusted EPS provide analysts, investors and management with helpful information regarding the underlying operating performance of the Company’s business by removing the impacts of items that management believes are not reflective of the underlying operating performance. The Company does not believe that Adjusted Net Income or Adjusted EPS are viewed by analysts or investors as a measure of the Company’s liquidity, but rather a measure of the Company’s operating performance.

Since receiving the Comment Letter, the Company issued the Q3 2016 Earnings Release in which it clarified its use of non-GAAP performance measures.

**************************

In connection with the Company’s response to the Staff, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
●	Staff comments or changes in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
●	the Company may not asset Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to this response letter, please contact David Shackelton at (203) 307-2803.

Sincerely,
/s/ David Shackelton
David Shackelton
Chief Financial Officer

cc:	James Lindstrom, Chief Executive Officer
Sophia Tawil, General Counsel
Bill Severance, Chief Accounting Officer
KPMG LLP
Steven J. Slutzky, Debevoise & Plimpton LLP

4